November 16, 2006

JPMorgan Trust I

522 Fifth Avenue

New York, NY 10036

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A until February 29, 2008. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:	By:

Accepted by: J. P. Morgan Trust I

By:

SCHEDULE A

	Class A	Class C	Select	R Class
JPMorgan China Region Fund[1]	2.00%	2.50%	1.75%	1.55%
JPMorgan India Fund[1]	2.00%	2.50%	1.75%	1.55%
JPMorgan Russia Fund[1]	2.00%	2.50%	1.75%	1.55%
JPMorgan Latin America Fund[1]	1.90%	2.40%	1.65%	1.45%
JPMorgan International Currency Income Fund[1]	1.25%	1.75%	1.00%	0.80%
JPMorgan Global Strategic Appreciation Fund[1]	1.45%	1.95%	1.20%	1.00%
JPMorgan Global Strategic Preservation Fund[1]	1.35%	1.85%	1.10%	0.90%
JPMorgan Global Focus Fund[1]	1.45%	1.95%	1.20%	1.00%
JPMorgan World Income Builder Fund[1]	0.95%	1.45%	0.70%	N/A

[1]	Expense limitation is in place until at least 2/29/08.